Goodwin Procter LLP 100 Northern Ave., Boston, MA 02110 goodwinlaw.com +1 (617) 570-1000

August 6, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Mary Mast

Ms. Ibolya Ignat

Re:	Repligen Corporation
Form 10-K for the fiscal year ended December 31, 2023
Filed February 22, 2024
File No. 000-14656

Dear Ms. Mast and Ms. Ignat:

This letter is submitted on behalf of Repligen Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023 (File No. 000-14656), filed on February 22, 2024 (the “Form 10-K”), as set forth in the Staff’s letter dated July 24, 2024 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below the numbered comment. For your convenience, we have italicized the Staff’s comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Form 10-K. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 10-K.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 10-K for the year ended December 31, 2023

Notes to the Financial Statements

14. Convertible Senior Notes, page 114

1.

We note that your Convertible Notes are convertible at the option of the holder and that the make-whole fundamental change provision may trigger an increase in the conversion rate. Please explain to us how you evaluated the Notes to determine whether each conversion feature was required to be bifurcated and accounted for as a derivative under ASC 815. In your response, please specifically address whether each conversion option contingency meets the definition of a derivative and, if so, whether it qualifies for the scope exception for contracts involving an entity’s own equity as set forth in ASC 815- 10-15-74(a). Specifically address the steps in ASC 815-40-15-7A through 15-7H, the conditions beginning in ASC 815-40-25-7, and if the make-whole provision violates the condition in ASC 815-40-25-39. Please also revise your accounting policy disclosure accordingly in your future filings.

RESPONSE:

The Company notes that while the discussion below is focused on the 2023 Notes, the same analysis is applicable to the 2019 Notes which have equivalent terms.

The Company assessed the embedded conversion feature to determine if bifurcation from the 2023 Notes and derivative accounting pursuant to ASC 815-15-25-1 is required. As part of the analysis, the embedded conversion feature was assessed to determine if it meets the definition of a derivative and qualifies for a derivative scope exception. This analysis included evaluating all contingent exercise provisions and settlement provisions of the 2023 Notes.

The 2023 Notes may be converted in multiple different situations related to (i) trading price of the 2023 Notes, (ii) the Company’s issuance of certain securities or rights, (iii) upon the occurrence of defined corporate events (which includes a make-whole fundamental change), (iv) common stock price target trigger, (v) in connection with the Company’s redemption option, and (vi) non-contingently after the free convertibility period. Because of the commonality of the underlying (i.e., settlement price is always based on the value of equity) irrespective of the triggering events (and corresponding settlement provisions), the Company determined the conversion feature represents a single option with multiple exercise triggers. Thus, the conversion feature represents a single unit of analysis for accounting purposes.

Additionally, if a holder converts upon a make-whole fundamental change (representing one of the defined corporate event exercise triggers described above) or in connection with the Company’s redemption option, the holder may be eligible to receive a make-whole premium through an increase to the conversion rate. The make-whole premium was designed to compensate the holder for lost “time-value” of the conversion option (i.e., the difference between the conversion option’s fair value and intrinsic value) by using a standard option pricing tool. There were no inputs to the construction of the make-whole table other than standard, permitted option pricing inputs.

As discussed in further detail, the Company respectfully advises that the conversion feature meets the scope exception to the derivative accounting guidance in ASC 815-10-15-74(a) and does not meet the bifurcation criteria in ASC 815-15-25-1(c). Therefore, the Company concluded that the conversion feature should not be accounted for as a derivative.

Accounting Analysis – 2023 Notes

The Company first concluded the conversion feature meets the definition of a derivative instrument consistent with ASC 815-10-15-83, as the feature has an underlying, notional or payment provision, no initial net investment and provide for net settlement.

Under the scope exception pursuant to ASC 815-10-15-74(a), a reporting entity is not required to treat a contract issued or held by that reporting entity as a derivative instrument if the contract is both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position. If the conversion feature qualifies for this derivative scope exception, bifurcation and separate derivative accounting is not required. Both criteria are evaluated below:

(1). Indexed to reporting entity’s common stock – ASC 815-40-15-7 requires that companies apply a two-step approach in evaluating whether an equity-linked financial instrument or embedded feature is indexed to its own stock. The first step requires an evaluation of the instrument’s contingent exercise provisions, if any. The second step requires an evaluation of the instrument’s settlement provisions.

Step 1: ASC 815-40-15-7(a) — Evaluate the instrument’s contingent exercise provisions, if any.

Under ASC 815-40-15-7A, an exercise contingency does not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock if it is not based on either (a) an observable market, other than the market for the issuer’s stock (if applicable) or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations.

The conversion feature contains standard contingent exercise provisions, which include (i) trading price of the 2023 Notes, (ii) the Company’s issuance of certain securities or rights, (iii) upon the occurrence of defined corporate events (which includes a make-whole fundamental change), (iv) common stock price target trigger (v) in connection with the Company’s redemption option, and (vi) non-contingently after the free convertibility period. The contingent exercise provisions of the 2023 Notes are not based on an observable market or index that is not based on the Company’s operations, and thus do not preclude the conversion feature from being indexed to the Company’s own stock. Step 2 of the indexation guidance was next considered.

Step 2: ASC 815-40-15-7(b) — Evaluate the instrument’s settlement provisions.

The second step is evaluating whether the settlement provisions are consistent with a fixed-for-fixed equity instrument (fixed conversion price). This includes evaluating the increase in the settlement provisions of the 2023 Notes under a make-whole fundamental transaction. The 2023 Notes have the following settlement provisions whereby the conversion rate may be adjusted:

•	Anti-dilution adjustment provisions to the conversion rate;

•	Voluntary increase in the conversion rate; and

•	Conversion rate adjustment upon occurrence of (i) a make-whole fundamental change or (ii) holder conversion in relation to the exercise of the Company redemption option.

The settlement provisions were evaluated under ASC 815-40-15-7C through 15-7H, as summarized below:

Anti-dilution provision. The 2023 Notes include a standard anti-dilution provision that protects the holder’s exposure to the risks arising from certain events such as a stock split or a dividend. ASC 815-40-15-7E provides that adjustments to the conversion price as a result of commercially reasonable anti-dilution provisions and other corporate events would not preclude the instrument from being indexed to an entity’s own stock. The 2023 Notes include standard anti-dilution provisions that adjusts the conversion price to offset the impact of the events noted above. Each of these adjustments are consistent with the guidance for equity accounting illustrated by Example 17 of ASC 815-40-55. As such, the anti-dilution provision meets the criterion in ASC 815-40-15-7E and does not preclude the conversion feature from being considered indexed to the Company’s own stock.

Voluntary increase in the conversion rate. The 2023 Notes include a provision whereby the Company may voluntarily increase the conversion rate at the discretion of the Company’s Board of Directors. ASC 815-40-15-7H provides that if an equity-linked financial instrument includes terms that allow the issuer to modify the instrument at any time provided such modifications benefit the counterparty, then these terms do not preclude the instrument from being considered indexed to the entity’s own stock. The increase in the conversion rate benefits the 2023 Notes holder (i.e., counterparty) thus, the Company concluded that such provision does not preclude the conversion feature from being considered indexed to an entity’s own stock.

Make-whole fundamental change premium. The 2023 Notes include a make-whole provision that adjusts the conversion rate upon the occurrence of a fundamental change or upon the exercise of the Company redemption option whereby the holder may be eligible to receive a make-whole premium through an increase to the conversion rate. The Company evaluated the make-whole provision under ASC 815-40-15-7C through 15-8 to determine whether the equity-linked feature can be considered indexed to the Company’s own stock. Under ASC 815-40-15-7D, the make-whole feature would still be considered indexed to the Company’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. Under ASC 815-40-15-7F, the make-whole feature would not be considered indexed to the Company’s own stock if its settlement amount is affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares.

The make-whole provision in the 2023 Notes adjusts the conversion rate to compensate the holders of the notes for lost time value as a result of an early settlement. The number of additional shares is determined based on a table with axes of stock price and time, which would both be inputs in a fair value measurement for a fixed-for-fixed option on equity shares. The make-whole table was designed such that the aggregate fair value of the consideration deliverable (including the cash paid for principal and, at the Company’s option, cash or shares delivered for the conversion premium, that is, the fair value of the underlying shares per bond plus the make-whole shares) would be expected to approximate the fair value of the convertible debt instrument at the settlement date, subject to market changes in relevant option pricing inputs, assuming no change in relevant pricing inputs (other than stock price and time) since the instrument’s inception. The make-whole provision adjustment within the 2023 Notes is consistent with Example 19 in ASC 815-40-55-45 through 46 wherein it is concluded that the adjustment to the settlement amount due to the make-whole adjustment does not preclude the conversion option from being deemed indexed to the Company’s own stock. As a result, the provision for adjustments based on this make-whole table does not preclude the conversion feature from being considered indexed to the Company’s own stock.

As the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares, the settlement adjustments, including the make-whole feature, included in the 2023 Notes do not preclude the conversion feature from being considered indexed to the Company’s own stock under ASC 815-40-15-7D.

(2). Classified in stockholders’ equity in its statement of financial position – The Company highlights that the principal (and accrued interest) balance of the 2023 Notes is only settled in cash, and the Company has the option to settle the conversion feature in cash, common stock shares or a combination of the two (e.g., “Instrument C’’, as defined within EITF Issue 90-19.). ASC 815-40-25 states that to determine whether the embedded conversion feature would be classified in stockholders’ equity, the reporting entity must consider who controls the settlement and whether the settlement will be in shares or cash. ASC 815-40-25-2 states that if the contract provides the entity with the choice of net cash settlement or settlement in shares, the settlement in shares is assumed and contracts that require settlement in shares are equity instruments.

The condition in ASC 815-40-25-39 states that guidance in ASC 815-40-25-7 through 25-30 would not apply if the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer). The 2023 Notes do not meet this exception because the principal portion of the 2023 Notes is settled in cash and the make-whole provision is designed so that the holder of such notes would receive the approximate fair value of the notes at the settlement date and the Company has the option to settle the conversion option in cash, shares or a combination of the two. Therefore, the Company assessed the additional provisions beginning in ASC 815-40-25-7 through 25-35 and determined that all of the criteria have been met and, as such, the conversion option should be classified in stockholders’ equity under ASC 815-40-25. The Company’s analysis is outlined below with respect to key conditions of ASC 815-40-25:

•	There is no explicit requirement to settle the contract in cash;

•	The Company has sufficient authorized and unissued shares;

•	The 2023 Notes contain an explicit share limit;

•	There is no requirement to cash settle the contract if the Company fails to make timely filings with the SEC; and

•	There is no cash-settled top-off or make whole provision as described in ASC 815-40-25-30.

As the conversion feature is also deemed indexed to the Company’s own stock, the scope exception available under ASC 815-10-15-74 is met and bifurcation from the 2023 Notes is not required.

Accounting Analysis – 2019 Notes

The Company completed a similar accounting analysis with respect to convertible notes issued on July 15, 2019 (“2019 Notes”), The Company assessed the embedded conversion feature to determine if bifurcation from the 2019 Notes and derivative accounting pursuant to ASC 815-15-25-1 is required. As part of the analysis, the embedded conversion feature was assessed to determine if it meets the definition of a derivative and qualifies for a derivative scope exception.

The conversion feature and settlement provisions of the 2019 Notes are similar to those contained in the 2023 Notes. The 2019 Notes may be converted in multiple different situations related to (i) trading price of the 2019 Notes, (ii) the Company’s issuance of certain securities or rights, (iii) upon the occurrence of defined corporate events (which includes a make-whole fundamental change), (iv) common stock price target trigger, (v) in connection with the Company’s redemption option, and (vi) non-contingently after the free convertibility period. The settlement provisions of the 2019 Notes include anti-dilution adjustment provisions to the conversion rate, voluntary increase in the conversion rate and conversion rate adjustment upon occurrence of (i) a make-whole fundamental change or (ii) holder conversion in relation to the exercise of the Company redemption option.

Because the conversion feature and settlement provisions of the 2019 Notes are similar to those contained in the 2023 Notes, the analysis and overall accounting conclusion for the 2019 Notes is the same as the 2023 Notes. The Company respectfully advises that the conversion feature meets the scope exception to the derivative accounting guidance in ASC 815-10-15-74(a) and does not meet the bifurcation criteria in ASC 815-15-25-1(c). Therefore, the Company concluded that the 2019 Notes’ conversion feature should not be accounted for as a derivative.

The company fully settled all outstanding 2019 Notes as of July 17, 2024.

Revised Accounting Policy Disclosure in Future Filings

In our future filings, beginning with our Form 10-Q for the quarter ending September 30, 2024, we will include the following accounting policy disclosure in the “Summary of Significant Accounting Policies” footnote:

Convertible Instruments

The Company evaluates the embedded conversion feature within its convertible debt instruments under ASC 815-15 and ASC 815-40 to determine if the conversion feature meets the definition of a derivative and, if so, whether to bifurcate the conversion feature and account for it as a separate derivative liability. Based on our analysis, our convertible notes do not have an embedded conversion feature requiring bifurcation under ASC 815-15 and thus are accounted for as a single unit of account, a liability under ASC 470.

***

If you should have any questions or comments with respect to the foregoing, please contact me at 617-570-1762 or via e-mail at jmercier@goodwinlaw.com.

Very truly yours,

/s/ Jacqueline Mercier
Jacqueline Mercier
Goodwin Procter LLP

cc:	Tony J. Hunt, Chief Executive Officer of Repligen

Olivier Loeillot, President and Chief Commercial Officer of Repligen

Jason K. Garland, Chief Financial Officer of Repligen

Marc Baumgartner, Controller at Repligen

Yasin Akbari, Goodwin Procter LLP